Contact

www.linkedin.com/in/zackcseaverns (LinkedIn)

Top Skills

Research
Microsoft Excel
PowerPoint

Languages

German (Professional Working)
Java (Elementary)
Spanish (Limited Working)

Honors-Awards

Class of 2015 Clydie R. and E. Fielding Clark Scholarship
Omicron Delta Epsilon - Vice President

Zachary Seaverns

Vice President at Axel Johnson Inc.
New York, New York, United States

Experience

Axel Johnson Inc.

6 years 2 months

Vice President
September 2022 - Present (2 years 8 months)
New York, New York, United States

Manager
April 2021 - October 2022 (1 year 7 months)
New York, New York, United States

Associate
March 2019 - April 2021 (2 years 2 months)
New York, New York, United States

HighRes Biosolutions

Board Member
October 2022 - Present (2 years 7 months)

Neopenda

Board Member
May 2020 - Present (5 years)

Deloitte Consulting

3 years 8 months

Consultant
August 2017 - March 2019 (1 year 8 months)
New York, New York, United States

Provided advice to industrial and life sciences clients on their corporate / growth strategies and M&A activities.

Business Analyst
August 2015 - August 2017 (2 years 1 month)
Atlanta, Georgia, United States

Davidson Investment Financial Association

President and CFO

April 2014 - May 2015 (1 year 2 months)

Davidson, North Carolina, United States

Managed $300,000 of the College’s endowment, responsible for reporting results to Investment Office.

Financial Access Initiative

Summer Data Analyst

June 2014 - August 2014 (3 months)

New York, New York, United States

Analyzed data from FAI’s US Financial Diaries project to formulate and clarify the research objectives.

Education

Davidson College

Bachelor's Degree (Magna Cum Laude), Economics and German Studies · (2011 - 2015)

Duke University

Bachelor's Degree, Economics and German Studies · (2013 - 2013)

Musisches Gymnasium; Salzburg, Austria

· (2010 - 2010)